Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

DATE OF BOARD MEETING

The board of directors (the “Board”) of CNOOC Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, 25 March 2020, whereat the Board will, amongst other matters, approve the annual results of the Company and its subsidiaries for the year ended 31 December 2019 and consider the recommendation on payment of a final dividend.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 12 March 2020

As at the date of this announcement, the Board comprises:

Executive Director Xu Keqiang Non-executive Director Wang Dongjin (Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong